Exhibit 12.1

OLD REPUBLIC INTERNATIONAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in Thousands)

	June 30,	Years Ended December 31,
ACTUAL	2014	2013	2012	2011	2010	2009

EARNINGS AVAILABLE FOR FIXED CHARGES:
Income (loss) from continuing operations before income taxes (credits)	396,651	672,952	(128,572)	(236,707)	27,637	(273,622)
Adjustment — income from equity investees	(406)	(5,643)	(9,199)	(1,293)	1,795	2,782
Adjustment — distributed income of equity investees	310	708	500	523	83	44
Fixed charges:
Interest expense	11,539	23,197	34,674	51,130	31,948	22,284
	408,094	691,214	(102,597)	(186,347)	61,463	(248,512)

FIXED CHARGES:
Interest expensed and capitalized	11,539	23,197	34,674	51,130	31,948	22,284
	11,539	23,197	34,674	51,130	31,948	22,284

RATIO OF EARINGS TO FIXED CHARGES	35.37	29.80	N/M	N/M	1.92	N/M
DEFICIENCY	N/A	N/A	137,271	237,477	N/A	270,796